Yukon-Nevada Gold Corp. Announces
3rd Quarter Summary and Outlook Webcast

Vancouver, BC – November 9, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that the Company will host a webcast to discuss its third quarter results and plans for the remainder of the 2011 calendar year. The webcast will be broadcast on Wednesday, November 16, 2011 at 9:00am PST / 12:00pm EST. Hosting the webcast will be Shaun Heinrichs, CFO and Richard Moritz, Senior Director, Institutional Investor Relations.

To access the webcast, please visit:

English Event URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3741540
French Event URL: http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=3741540

Questions will be taken effective immediately. The Company will make every effort to answer questions received in advance of the webcast and questions received after the webcast will be addressed by the Investor Relations team in a timely fashion. Please email in questions to the following address: yngir@yngc.ca

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations

Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.